Exhibit 99.1

PRESS RELEASE

Fusion Fuel’s BrightHy Solutions Expands Green Hydrogen Footprint in Southern Europe with Agreement to Deliver New Electrolyzer and Hydrogen Refueling Station Project

Dublin, Ireland – November 25, 2025 – Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today announced that its subsidiary, Bright Hydrogen Solutions Ltd (“BrightHy Solutions”), a leading engineering and advisory company specialized in green hydrogen, has signed a definitive contract to be the engineering, installation and equipment provider for a green hydrogen project in southern Europe. This follows the Company’s September 2 press release, in which BrightHy Solutions announced it had been selected to negotiate this agreement.

The contract, valued at up to approximately €1.7 million, covers the delivery of an electrolyzer system and hydrogen refueling station for a large construction company, supporting the region’s commitment to clean mobility and renewable energy transition. The project will be carried out in close collaboration with certain strategic partners of BrightHy Solutions.

Engineering work for the project has already commenced, and production of key equipment is underway. Once complete, the facility is expected to support the expanding hydrogen ecosystem in the region.

The full plant is expected to be delivered, installed, and commissioned in 2026.

“This contract represents a significant step forward not only for BrightHy Solutions, but also for the rapid build-out of hydrogen infrastructure across southern Europe,” said Luis Galdo, BrightHy Solutions’ Chief Commercial Officer. “We are proud to support our client’s forward-looking strategy and to contribute to a more sustainable energy future.”

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) is an emerging leader in the energy services sector, offering a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), BrightHy Solutions, and BioSteam Energy (Proprietary) Limited (“BioSteam Energy”) businesses. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy Solutions, the Company’s hydrogen solutions platform, delivers innovative engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients.

About Bright Hydrogen Solutions Ltd

BrightHy Solutions, a subsidiary of Fusion Fuel Green PLC (NASDAQ: HTOO), seeks to lead the hydrogen through electrolysis solutions market. With its substantial industry experience, BrightHy Solutions views itself as a partner to clients through the entire hydrogen production value chain including plant design, tailored engineering solutions, equipment sourcing, engineering and implementation oversight. BrightHy Solutions has a strong and core focus on safety, reliability, and efficiency. Find out more at www.brighthy.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the ability of the parties to obtain all necessary regulatory and other consents and approvals and to deliver all required products and services in connection with the contemplated project; the ability of the project to generate the expected free cash flows or net income necessary for the Company to generate the anticipated returns in connection with the contemplated project; macroeconomic risks relating to currency exchange rates, inflation rates, interest rates, or other potentially disruptive factors; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2025 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu